

02012158

201283

2-19-02

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

February 19, 2002

TALISMAN ENERGY INC.
Commission File No. 1-6665
[Translation of registrant's name into English]

3400, 888 - 3rd Street S.W.,
Calgary, Alberta, Canada, T2P 5C5
[Address of principal executive offices]

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F ___   Form 40-F _____ X ____

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes _____   No ___ X ____

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b):
82 - _____.]

TALISMAN
E N E R G Y


NEWS RELEASE


TALISMAN ENERGY INC.
CONFERENCE CALL

CALGARY, Alberta – February 27, 2002 – Talisman Energy Inc. has scheduled a telephone conference call on Wednesday, March 6, 2002 at 8:30 a.m. Mountain Standard Time (10:30 a.m. EST), to discuss Talisman's 2001 year end financial and operating results. Participants will include Dr. Jim Buckee, President and Chief Executive Officer, and members of senior management. The results will be released on Tuesday, March 5, 2002.

To participate in the conference, please contact the Talisman Energy Conference Operator at 8:20 a.m. (MST), 10 minutes prior to the conference call.

Conference Operator Dial in Numbers:
1-888-881-4892 (North America)
or
1-416-640-4127 (Local Toronto & International)

A replay of the conference will be available at approximately 12:00 p.m. (MST) on Wednesday, March 6, 2002 to 11:59 pm Wednesday, April 3, 2002. If you wish to access this replay, please call:

1-877-289-8525 (North America) pass code 173683#
or
(416) 640-1917 (Local Toronto & International)pass code 173683#

Talisman Energy Inc. is one of the largest independent Canadian oil and gas producer with operations in Canada, the North Sea, Indonesia, Malaysia, Vietnam and Sudan. Talisman is also conducting exploration in Algeria, Trinidad, Colombia and the United States. Talisman has adopted the International Code of Ethics for Canadian Business and is committed to maintaining high standards of excellence in corporate citizenship and social responsibility wherever it does business. The Company's shares are listed on The Toronto Stock Exchange in Canada and the New York Stock Exchange in the United States under the symbol TLM.

For further information, please contact:

David Mann, Manager, Investor Relations &
 Corporate Communications
Phone: 403-237-1196
Fax: 403-237-1210
E-mail: tlm@talisman-energy.com


- 30 -


04/2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TALISMAN ENERGY INC.
[Registrant]

Date: February 28, 2002

By

Christine D. Lee
Assistant Corporate Secretary